August 8, 2013

J. Nolan McWilliams, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Saleen Automotive, Inc. Responses to Staff Comments of July 23, 2013 with respect to Form 8-K Filed June 27, 2013 Amendment No. 1 to Form 8-K Filed July 11, 2013 File No. 333-176388

Dear Mr. McWilliams,

Saleen Automotive Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated July 23, 2013. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1.	We will include the following disclosure in Amendment No. 2 (the “Amended 8-K”) to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on June 27, 2013, as amended on July 11, 2013 (the “Original 8-K”), which we intend to file concurrently with this response letter:

“We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”). We will continue to be an emerging growth company until: (i) the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a large accelerated filer, as defined in Section 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As an emerging growth company, we are exempt from:

•	Sections 14A(a) and (b) of the Exchange Act, which require companies to hold stockholder advisory votes on executive compensation and golden parachute compensation;
•	The requirement to provide, in any registration statement, periodic report or other report to be filed with the commission, certain modified executive compensation disclosure under Item 402 of Regulation S-K or selected financial data under Item 301 of Regulation S-K for any period before the earliest audited period presented in our initial registration statement;
•	Compliance with new or revised accounting standards until those standards are applicable to private companies;
•	The requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 to provide auditor attestation of our internal controls and procedures; and
•	Any Public Company Accounting Oversight Board (“PCAOB”) rules regarding mandatory audit firm rotation or an expanded auditor report, and any other PCAOB rules subsequently adopted unless the Commission determines the new rules are necessary for protecting the public.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act.

We are also a smaller reporting company as defined in Rule 12b-2 of the Exchange Act. As a smaller reporting company, we are not required to provide selected financial data pursuant to Item 301 of Regulation S-K, nor are we required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. We are also permitted to provide certain modified executive compensation disclosure under Item 402 of Regulation S-K.”

We will include the following risk factor in the Amended 8-K:

“We are an emerging growth company within the meaning of the Securities Act, and as a consequence of taking advantage of certain exemptions from reporting requirements that are available to emerging growth companies, our financial statements may not be comparable to companies that comply with public company effective dates.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.”

Merger and Capital raise, page 3

2.	We will include the chart in the Amended 8-K.

 Merger, page 3

3.	The valuation of the enterprise comprised of Saleen Automotive, Inc. and SMS Signature Cars was determined through an arms length negotiation between representatives of the investors in the capital raise transaction and the board of directors and majority shareholders of Saleen Automotive, Inc. and SMS Signature Cars. The agreed upon enterprise value, post closing and funding of the $3.0 million generated in the capital raise transaction, was determined to be $12.0 million. The components of the enterprise value were determined as follows:
Shareholder Group	Valuation Amount	% of Fully diluted Common Stock Held
Saleen Automotive, Inc. shareholders	$5,194,290	43.286%
Steven Saleen, license agreement for Saleen brand	3,205,711	26.714%
Investor group	3,000,000	25.000%
Public shell shareholders group	600,000	5.000%
Totals	$12,000,000	100.000%

The shares of our Super Voting Preferred Stock issued to the holders of the common stock of Saleen Automotive, Inc. consequently had a determined value of $5,194,290 and the shares of our Super Voting Preferred Stock issued to Steve Saleen in consideration of his contribution of certain intellectual property related to the “Saleen” brand and his grant of a license to use his name and likeness had a determined value of $3,205,711.

The merger transaction described above was predicated on the acquisition of both Saleen Automotive, Inc. and SMS Signature Cars. The companies were integrally connected by common ownership of Steve Saleen and operationally dependent upon each other. At the time of the merger, SMS Signature Cars had a deficit in its shareholders equity of $1.7 million. Steve Saleen was the sole shareholder of SMS Signature Cars and agreed to contribute the shares of SMS Signature Cars for no consideration to provide additional consideration to the holders of Saleen Automotive, Inc.

4.	Under the Assignment and License Agreement we entered into with Steve Saleen on May 23, 2013, Steve Saleen granted to us a perpetual, irrevocable, royalty-free, worldwide license to use his image, signature, full name, voice, biographical materials, likeness and goodwill appurtenant associated with Steve Saleen and the “Saleen” brand. The license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code.

SMS Retail – Corona and Saleen Automotive Show Cars, Inc. have no relationship to our business as currently conducted. Pursuant to the First Amendment to Assignment and License Agreement dated June 21, 2013, Steve Saleen, the sole shareholder of each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc., agreed to dissolve those entities within 30 days after the closing of the merger. Steve Saleen has commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. In light of the foregoing, we do not believe that a risk factor regarding Mr. Saleen’s ownership of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. is necessary.

We will include the following amended disclosure in the Amended 8-K:

“On May 23, 2013, we also entered into an Assignment and License Agreement with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc., and Saleen agreed to dissolve those entities within 30 days after the Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, and licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us, and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective time of the Merger, 341,943 shares of our Super Voting Preferred Stock.”

5.	While we intended to effectuate a 1-for-2.63837 reverse stock split after the merger that would trigger the automatic conversion of our Super Voting Preferred Stock into our common stock, after the closing of the merger holders of a majority of the outstanding shares of our Super Voting Preferred Stock approved amendments to the Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of our Super Voting Preferred Stock to provide for automatic conversion upon effectuating a reverse stock split or increase in the authorized shares of our common stock, granting discretion to our board of directors to determine whether and when to pursue a reverse stock split or increase in the authorized shares or our common stock, and to provide for automatic conversion upon the approval of a majority of the outstanding shares of our Super Voting Preferred Stock, as further described below.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, by written consent, approved the amendment of the Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of our Super Voting Preferred Stock to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

On July 9, 2013, the holders of a majority of the outstanding shares of our Super Voting Preferred Stock, pursuant to a written consent, elected to convert, upon the effectiveness of the amendment to the Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of our Super Voting Preferred Stock, 696,000 outstanding shares of our Super Voting Preferred Stock (approximately 77.68%) into shares of our common stock. On July 18, 2013, we filed an Amendment to Certificate of Designation After Issuance of Class or Series (the “Amendment”) amending the conversion rights of our Super Voting Preferred Stock. We filed a Current Report on Form 8-K (File No. 333-176388) with the Commission disclosing the Amendment and the conversion of 696,000 outstanding shares of our Super Voting Common Stock on July 24, 2013. As a result of the Amendment, our board of directors will determine whether (if at all) we will effectuate any reverse stock split (or any increase in our authorized shares of common stock), and the appropriate time (if ever) for any such reverse stock split (or increase in our authorized shares of common stock).

We will include the following additional disclosure in the Amended 8-K:

“As a result of the amendment to the Certificate of Designations and the conversion of approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock on July 9, 2013 (as discussed below), we no longer currently intend to effectuate the Reverse Split. We may, in the future and as determined by our board of directors, increase our authorized shares of common stock or effectuate a reverse stock split that would trigger the automatic conversion of the remaining outstanding shares of our Super Voting Preferred Stock.”

6.	As disclosed above, as a result of the Amendment, our board of directors will determine whether (if at all) we will effectuate any reverse stock split (or any increase in our authorized shares of common stock), and the appropriate time (if ever) for any such reverse stock split (or increase in our authorized shares of common stock). Any special treatment granted to certain of our stockholders to preserve round lot holders should not have a significant impact on the ownership of our common stock by the parties identified in the ownership table on page 5 of the Original 8-K, as we currently have no stockholders that own less than 100 shares of common stock, and depending on the reverse stock split ratio determined by our board of directors, if any, are unlikely to have a significant number of stockholders that would qualify for any special treatment granted in connection with a reverse stock split.

Capital Raise, page 5

7.	The obligations of the parties signatory to the Voting Agreement to vote to set the number of directors constituting our board of directors at 5 and to vote to elect the directors as designated thereunder terminates on the 4th anniversary of the date of the Voting Agreement. We are not a party to the Voting Agreement and will include revised disclosure in the Amended 8-K to clarify that we are not a party to the Voting Agreement. In light of the foregoing, we will not file the Voting Agreement as an exhibit to the Amended 8-K. Steve Saleen did include the Voting Agreement as Exhibit 1 to the Schedule 13D he filed with the commission on July 1, 2013.

Description of the Business, page 9

8.	We will include the following additional disclosure in the Amended 8-K:

“We incurred a net loss of $2,988,116 during the twelve months ended March 31, 2013, and losses are expected to continue in the near term. Net cash used by operating activities for the twelve months ended March 31, 2013 totaled $1,779,345 after the cash used in the net loss of $2,988,116 was decreased by $534,430 in non-cash charges and by $674,342 in changes in the working capital accounts. As of March 31, 2013, we were delinquent in payment of $246,075 of payroll taxes, and $1,000,312 of outstanding notes payable is in default. The default of $1,000,312 of outstanding notes payable could adversely affect our business if the note holders were to initiate collection litigation for payment of these notes. We have been funding our operations through private loans and the sale of common stock in private placement transactions. Management anticipates that significant additional expenditures will be necessary to develop and expand our automotive assets before significant positive operating cash flows will be achieved. Our independent auditors have expressed substantial doubt of our ability to continue as a going concern.”

9.	We will include the following additional disclosure in the Amended 8-K:

“Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations. We are currently in discussions with several banks and private lenders to obtain additional debt or equity financing.”

10.	We will include the following additional disclosure in the Amended 8-K:

“We plan to sell our performance parts, aftermarket parts and accessories, and performance vehicles over the Internet. We may need to comply with state regulations or seek waivers from regulatory authorities in various states to facilitate Internet sales of our vehicles in those states.”

11.	As stated in the introductory paragraph to the description of our business, the term “we” refers to Saleen Automotive, Inc., a Nevada corporation and its wholly-owned subsidiaries, SMS Signature Cars, a California corporation, and Saleen Automotive, Inc., a Florida corporation. We design, develop, manufacture and sell our vehicles through the aforementioned entities. We will clarify this disclosure in the Amended 8-K by deleting “Through a variety of related entities”. In addition, we will clarify our disclosure in the Amended 8-K to include a parenthetical indicating that mass customization is the process of customizing automobiles that are mass produced by the manufacturers (Ford, Chevrolet and Dodge).”

12.	We will modify our disclosure in the Amended 8-K to clarify that Ford, Chevrolet and Dodge authorize their dealers to sell our vehicles. We will clarify our disclosure on page 14 of the Amended 8-K to delete the reference to “company-certified” and to simply state that our vehicles undergo a transformational process in which every part incorporated into the vehicle is designed, engineered, tooled and extensively tested before being manufactured and moved into the conversion production process.

We will include the following additional disclosure regarding our distribution system in the Amended 8-K:

“We currently have arrangements with approximately twenty (20) dealers located throughout the United States and are growing our dealer distribution network. Our dealer agreements provide for exclusive dealer marketing areas in which the applicable dealer can promote our products based on our current product price list.”

History and Background, page 9

13.	We will revise the disclosure of our history and background in the Amended 8-K to remove disclosure regarding prior entities bearing the Saleen name, and to commence the substance of that disclosure with the formation of SMS Signature Cars.

14.	We will clarify our disclosure in the Amended 8-K to remove all references to a niche market opportunity and to a high-end approach to improving performance and the appearance of production sports cars.

15.	We will include the following additional disclosure in the Amended 8-K:

“During the year ended March 31, 2013, this contract to produce replica supercars represented 46% of our total revenues.”

16.	We will include the following amended disclosure in the Amended 8-K:

“On April 2, 2012, Saleen announced that after several years of litigation with the former Saleen, Inc., he had successfully regained control of the Saleen brand and products that he had created. Pursuant to the Assignment and License Agreement, we own certain intellectual property that relates to the “Saleen” brand name and related rights as listed in the Assignment and License Agreement, including various design patents for superchargers and trademarks related to the “Saleen” brand, and we license from Saleen the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand.”

17.	We will clarify our disclosure in the Amended 8-K to remove references to our significant presence within the automobile industry and statements that we are positioned to be a global leader in the mass customization of OEM American sports cars.

Our Vehicles, Products and Services, page 11

18.	We will remove references to exotic sports cars, ultra high-performance vehicles and premium sports cars in the Amended 8-K, and will consistently use the term high performance car or vehicle. We will include the following amended disclosure in the Amended 8-K:

“A high performance car is an automobile that is designed and constructed specifically for speed. The design and construction of a high performance car involves not only providing a capable power train but also providing the handling and braking systems to support it.”

We will also include the following additional disclosure regarding muscle cars in the Amended 8-K:

“Muscle cars are any of a group of American-made 2-door sports coupes with powerful engines designed for high-performance driving.”

Performance cars, page 11

19.	We will include the following additional disclosure in the Amended 8-K:

“During the year ended March 31, 2013, we produced and sold 28 high performance cars comprised of 21 Mustangs, 4 Camaros, and 3 Challengers.”

20.	We will remove the statement that “many of these parts and accessories are marketed and sold to millions of Mustang, Camaro, Challenger and Ford Truck owners” in the Amended 8-K.

Motorsports and Engineering Services, Page 11

21.	We will include the following additional disclosure in the Amended 8-K:

“During the year ended March 31, 2013, we had one contract for design, engineering and product development services.

22.	We will clarify our disclosure in the Amended 8-K by removing the statements regarding our “formidable reputation” and “highest-quality” engineering.

Battery Electric Vehicles, page 11

23.	We will include the following amended disclosure in the Amended 8-K:

“Battery Electric Vehicles: We plan to develop a line electric battery electric vehicles (or BEVs) for commercial and consumer oriented applications, utilizing the same mass-customization process used with our high performance vehicles and existing facilities to overlay the BEV design on selected new, but market proven, OEM automobile chassis designed for internal combustion engines. Our business strategy in this BEV market is to utilize certain models of Ford, Chevrolet, or Dodge vehicles that are mass produced as the base chassis’ of the vehicles that we will convert into BEV’s by installing electric drive systems. We have engaged in some research and development effort to convert a Ford utility van into an electric van. Once we have completed our product development and testing process, our market strategy will be to engage a network of distributors to enter the business enterprise and government fleet market in the U.S. and in international markets.

We estimate that we will need $1.0 million to complete the development of our BEV product line. Given our current limited availability of funds, we are postponing further development of our BEV product line until fiscal 2015.”

Retail Distribution Outlets, page 11

24.	We will include the following amended disclosure in the Amended 8-K:

“Retail Distribution Outlets: While we presently do not have any retail stores in operation, we intend to open a network of retail branded stores that will become a primary sales channel for our high performance vehicles, supercars, aftermarket parts and accessories, founded on the concept of the former retail store in Southern California that was operated by one of our predecessor companies. The concept of this store is based on a location inside a major retail mall whereby customers can see floor models of our vehicles and purchase parts and accessories. Customers interested in purchasing a vehicle may arrange to test drive vehicles that will be parked nearby. A buyer of our cars will meet with a sales representative to custom select the vehicle model, colors, upgrades, and place the order. Saleen apparel, presently sold online, is branded under the Saleen Lifestyle, Saleen Performance, Saleen Racing and Heritage marquees. We intend to operate these stores in high traffic malls in major cities where Saleen has a customer base, such as Orange County, Los Angeles, Texas, Miami and other locations.”

25.	We will clarify our disclosure in the Amended 8-K to remove the statement regarding providing customers with an “interactive experience” that allows them to be “immersed in the Saleen brand”.

Technology, Design and Engineering Capabilities, page 11

26.	We will include in the Amended 8-K disclosure indicating that NHV engineering refers to noise, vibration, harshness engineering and that CAE refers to computer aided engineering. We will clarify our disclosure in the Amended 8-K to remove the reference to mainstream engineering.

27.	We will include the following amended disclosure in the Amended 8-K to clarify that Steve Saleen, our founder, has developed core competencies in designing, manufacturing and selling high performance vehicles:

“Over a 30-year history, our founder, Saleen, has developed core his competency in the design, engineering, manufacturing, marketing and sales of high performance vehicles as well as developed or acquired the technology to apply the same processes to the production of high performance vehicles.”

We will also clarify our disclosure in the Amended 8-K to state that notwithstanding Mr. Saleen’s prior experience, our management team, as a whole, has limited experience designing, manufacturing and selling high performance vehicles.

Product Development Initiatives, Page 13

Next Generation Saleen Supercars, page 13

28.	We will include the following additional disclosure in the Amended 8-K:

“We estimate that the development costs of our supercar will range from $3.0 to $5.0 million and will take approximately twelve months to complete. We have a concept drawing of our supercar but, given our present limited availability of funds, do not plan to commence further development activities until we are able to raise additional capital.”

29.	We will include the following amended disclosure in the Amended 8-K:

“While there is a significant international demand for these vehicles, we plan to focus our efforts on the U.S. market due our present limited cash resources.”

30.	We will clarify our disclosure in the Amended 8-K to remove the reference to “the superb legacy of the Saleen S7” and to disclose that there is no guarantee that we will be able to achieve our objectives regarding our next-generation supercar.

31.	We will include the following amended disclosure in the Amended 8-K:

“There are numerous obstacles for electric vehicle manufacturers, including the absence of a well developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers who may exert substantial pricing pressures.

Our approach to electric vehicle product development is to leverage Saleen’s 30 year expertise in the mass customization of gasoline powered vehicles. We will utilize existing chassis of vehicles produced by the major OEMs and modify these vehicles into battery electric vehicles.

Tesla and many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. Major manufacturers, including General Motors, Toyota, Ford, and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. We don’t have the significant financial and manufacturing resources of these major players in the electric vehicle industry. However, as a small manufacturer with expertise in modifying and improving vehicles produced by OEMs, we believe we can be competitive on smaller scale electric vehicle opportunities.”

We will also include the following risk factor in the Amended 8-K:

“The electric vehicle market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from new and established competitors and expect to face competition from others in the future.

The worldwide electric vehicle automotive market is highly competitive today and we expect it will become even more so in the future. There are numerous obstacles for electric vehicle manufacturers, including the absence of a well developed supply chain, capacity constraints, high initial fixed and variable costs, and dependence on large commercial customers who may exert substantial pricing pressures.

Tesla and many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. Major manufacturers, including General Motors, Toyota, Ford and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. We don’t have the significant financial and manufacturing resources of these major players in the electric vehicle industry.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large electric vehicle manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company.”

32.	We will include the following additional disclosure in the Amended 8-K:

“We are currently expanding our supplier sources to reduce the risk of a single source supplier adversely affecting our operations.”

33.	In response to the Staff’s comments in items 33 through 43 of the Comment Letter, we will include the following amended disclosure in the Amended 8-K as our disclosure regarding our marketing strategy:

“Marketing Strategy

Our principal marketing goals are to:

• generate demand for our vehicles and drive leads to our sales teams;

• build long-term brand awareness and manage corporate reputation;

• manage our existing customer base to create loyalty and customer referrals; and

• enable customer input into the product development process.

We operate as an Original Equipment Manufacturer (OEM) producing muscle cars and high performance cars.

We currently manufacture Ford Mustangs, Chevrolet Camaros and Dodge Challengers into Saleen-branded high performance cars through a transformational process in which every part incorporated into the vehicle is designed, engineered, tooled and extensively tested before being manufactured and moved into the conversion production process. This conversion process, while not unique, is an important differentiator from our competitors due to the reputation of the Saleen brand.

We also manufacture and distribute Saleen-branded specialty automotive aftermarket parts and accessories directly to an ever growing base of loyal automotive enthusiasts in both the U.S. and internationally. Additionally, many of these parts and accessories are marketed and sold to Mustang, Camaro, Challenger and Ford Truck owners.

Our Saleen-branded high performance cars are sold through Ford, Chevrolet and Dodge retail dealers in the US nationwide. We currently have arrangements with approximately twenty (20) dealers located throughout the United States and are growing our dealer distribution network. Our dealer agreements provide for an exclusive dealer marketing area in which the applicable dealer can promote our products based on our current product price list.

Our Motorsports and Engineering Services division previously contributed to our brand awareness through a contract with Dreamworks SKG to provide design, engineering and product development services to Dreamworks SKG. The contract was entered into on October 1, 2012 to produce thirteen supercar replicas to be delivered as produced under a schedule that called for the final delivery by January 25, 2013. The initial agreement was for $2,760,150 but was later amended to $1,367,484 when the scope of work was modified by Dreamworks SKG. The contract was completed by December 2012.

While we presently do not have any retail stores in operation, we intend to open a network of retail branded stores that will become a primary sales channel for our high performance vehicles, supercars, aftermarket parts and accessories. We intend to market and sell to end consumers not only through our existing dealer network but also through our company-owned stores. We will also be able to better service our dealer network by region as we open retail stores. Initially, we plan to open stores in southern California, south Florida, and northern California. The estimated cost to open each store is $1.0 million. Given our current cash constraints, limited operating history and history of losses, we have budgeted for a three year roll out of these retail stores at the rate of one new store per year.

Our annual operating budget includes a commitment to effective marketing, advertising and promotional efforts in order to further strengthen awareness of our brand and expose our products to a larger audience. We will contract with marketing and advertising businesses with experience marketing and promoting specialty automotive brands to further promote our business. For the fiscal year ending March 31, 2014, we have budgeted $500,000 for our marketing and advertising program. As we contract with marketing and advertising service providers, we will establish relevant metrics in our agreements to measure the effectiveness of our marketing and advertising programs. As such, we will carry out:

Events Marketing: As a high performance specialty manufacturer, we take pride in attending events on the international auto show circuit such as in Los Angeles, Detroit, New York, Pebble Beach, Amelia Island, Paris and Tokyo.

Print Marketing: Our print marketing strategy will include purchased ad space targeted to our customer base as well as free press through press releases of newsworthy or entertainment-worthy information.

There are additional markets and market segments into which we intend to expand once our capabilities have been established in our core markets and market segments. We plan on expanding our business model internationally by identifying strategic partners in targeted countries throughout the world. Initial targeted areas are the Middle East, China and India. Once a strategic partner is identified in a particular country, we and our strategic partner will jointly develop a business plan for that country. Given our limited cash resources, we will likely need to raise additional capital to expand our marketing initiatives and to realize our plans regarding international expansion.”

34.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

35.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

36.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

37.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

38.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

39.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

40.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

41.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

42.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

43.	We acknowledge the Staff’s comment and will include the amended disclosure set forth in Item 33 above in the Amended 8-K.

Sales Strategy, page 14

44.	We will include the following amended disclosure in the Amended 8-K:

“We currently have arrangements with 20 dealers located throughout the United States and are increasing our dealer network at the rate of 2-3 new dealers per month.”

45.	We will clarify our disclosure in the Amended 8-K by removing the reference to “better control over the costs of inventory” and by removing the statement regarding no incumbent automobile manufacturers using the approach we describe in the first paragraph of the section captioned Sales Strategy.

46.	We will clarify our disclosure in the Amended 8-K to remove the reference to our retail stores generating excitement.

47.	We will clarify our disclosure in the Amended 8-K by removing the reference to igniting customers’ interest in our products and by disclosing that store-based technical staff will be trained by our engineering and production staff.

The Global Automotive Market, page 15

48.	We will clarify our disclosure in the Amended 8-K by deleting the section captioned The Global Automotive Market.

49.	We will clarify our disclosure in the Amended 8-K by deleting the section captioned The Global Automotive Market.

50.	We will clarify our disclosure in the Amended 8-K by deleting the section captioned The Global Automotive Market.

51.	We will clarify our disclosure in the Amended 8-K by deleting the section captioned The Global Automotive Market.

52.	We will clarify our disclosure in the Amended 8-K by deleting the section captioned The Global Automotive Market.

Automotive Aftermarkets Parts Market, page 15

53.	We will include the following amended disclosure in the Amended 8-K:

“The specialty equipment and parts market includes products used to modify the performance and appearance, and/or handling of vehicles. There are no guarantees that we will be able to acquire a sufficient market share of the automotive aftermarkets parts market.”

Regulation – Vehicle Safety and Testing, page 16

54.	We will include the following additional disclosure in the Amended 8-K:

“Some states have laws providing that a manufacturer cannot deliver a vehicle to a resident of such state except through a dealer licensed to do business in that state. We will therefore be required to either obtain a dealer license in such states, partner with a licensed dealer or obtain an exemption from such requirements in connection with sales of our vehicles over the Internet. We have not commenced the process to obtain a dealer license in states requiring such licenses, and are currently determining our strategy with respect to sales of our vehicles in such states.

In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the Internet to residents of the state. In the event that such regulations are applicable to vehicles sold over the Internet, we will be limited in our ability to sell vehicles in such states to the extent that we do not have qualifying service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we face as we sell our vehicles. In many states, the application of state motor vehicle laws to Internet sales is largely without precedent, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, state legal prohibitions may prevent us from selling to consumers in such state.”

Regulation – EPA Emissions & Certificate of Conformity, page 16

55.	We will include the following additional disclosure in the Amended 8-K:

“We anticipate that the costs and effects of complying with the aforementioned environmental laws will range from $100,000 to $250,000.”

Competition, page 17

56.	We will clarify our disclosure in the Amended 8-K by removing the sales data and by simply listing our significant competitors.

Intellectual Property, page 17

57.	We will include the following additional disclosure in the Amended 8-K:

“We also have a license to use Saleen’s image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand in connection with our business. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code.”

Risk Factors, page 22

Risks Related to our Business, page 22

We may be unable to sustain our current level of production, page 22

58.	We will include the following additional disclosure in the Amended 8-K:

“We have not, as yet, developed our next-generation supercar and have no obligations regarding volume production and deliveries at this time.”

Our officers, directors and principal stockholders, after the Merger, will be able to exert, page 38

59.	We will include the following additional disclosure in the Amended 8-K:

“In addition, Saleen owns approximately 51.3% of our fully-diluted common stock. Our directors will be determined pursuant to the Voting Agreement entered into by Saleen and the Purchasers in the Capital Raise. Together, such parties hold a majority of our outstanding shares of common stock and, under the Voting Agreement, are obligated to vote for the directors determined as described below. The authorized number of our directors is five. Those directors will consist of the three present members of our board of directors—Steve Saleen, Robert Miranda and Jonathan Michaels—whose replacements will be determined under the terms of the Voting Agreement by Saleen, one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise, and one director (currently vacant), whose replacement will be determined under the terms of the Voting Agreement jointly by the holders of a majority of the outstanding shares held by Saleen and by the holders of a majority of the outstanding shares held by purchasers of Notes in the Capital Raise.”

The requirements of being a public company, page 38

60.	We will include the following additional disclosure in the Amended 8-K:

“We anticipate that the annual costs of our exchange act reporting obligations will be approximately $70,000 in legal fees, $70,000 in independent accountant fees and $10,000 of miscellaneous filing and other costs.”

Directors and Executive Officers, Promoters and Control Persons, page 41

61.	We will include the following amended disclosure in the Amended 8-K:

“Steve Saleen, 64, our founder, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well known automotive icons in the country, making him a well qualified candidate to serve on our board of directors in light of our proposed business and structure. Mr. Saleen’s entrepreneurial business plan laid the groundwork for an entire new industry of design, engineering, manufacturing and sales of high performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide; this included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win numerous national championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes and mass customization – creating customized products in an efficient mass – production manner. Mr. Saleen has a bachelor’s degree in business from the University of Southern California.”

Executive compensation, page 43

Summary Compensation Table, page 43

62.	While we acknowledge the staff’s comment, we respectfully submit that we have provided executive compensation information for all named executive officers for the fiscal years ended March 31, 2012 and 2013. Alexander Bafer, our vice president of business development, was not an executive officer as he was not in charge of a principal business unit, division or function nor did he perform a policy making function for us.

63.	We will revise the footnotes to the Summary Compensation Table in the Amended 8-K as follows:

“(1) During the years ended March 31, 2013 and 2012, we incurred $340,000 and $226,250, respectively, in officers’ salary expense with our Director, Chairman and CEO, Mr. Steve Saleen. As of March 31, 2013 and 2012, the balances of $300,000 and $60,000, respectively, were payable to Mr. Saleen for his officers’ salary. Effective March 31, 2013, Mr. Saleen agreed to defer the $300,000 of unpaid salary for payment on April 1, 2014. This deferral of salary was memorialized in a note payable to Steve Saleen dated March 31, 2013.

 (2) Represents fees for CFO services rendered by Mr. Miranda through his accounting firm, Miranda & Associates, A Professional Accountancy Corporation.

 On November 25, 2011, we entered into an engagement agreement with Miranda & Associates, A Professional Accountancy Corporation (“M&A”), a company owned by Mr. Miranda. Under the terms of the engagement agreement, M&A performed certain accounting, tax compliance, internal controls, and other consulting services for us including the provision of executive CFO services (including, without limitation, the services of Mr. Robert Miranda, our Secretary and Chief Financial Officer). We paid M&A fees for the services provided by Mr. Miranda and other professional associates of his accounting firm.

 During the years ended March 31, 2013 and 2012, we incurred $134,675 and $297,842, respectively, in CFO services and accounting fees expense with M&A. As of March 31, 2013 and 2012, the balances of $167,322 and $69,675, respectively, were payable to M&A for these services. Effective March 31, 2013, M&A and Mr. Miranda agreed to defer the $167,222 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to M&A dated effective March 31, 2013.

 (3) Represents fees for legal services rendered by Mr. Michaels through his law firm, Michaels Law Group.

 We have engagement agreements with Michaels Law Group (“MLG”). Under the terms of the engagement agreement, MLG performed certain litigation, legal advisory, transaction advisory and other legal services for us including the provision of executive General Counsel services (including, without limitation, the services of Mr. Jonathan Michaels, our General Counsel). We paid MLG fees for the services provided by Mr. Michaels and other professional associates of his law firm.

During the years ended March 31, 2013 and 2012, we incurred $341,452 and $18,399, respectively, in General Counsel services and legal fees expense with MLG. As of March 31, 2013 and 2012, the balances of $242,045 and $97,868, respectively, were payable to MLG for these services. Effective March 31, 2013, MLG and Mr. Michaels agreed to defer the $242,045 of unpaid fees for payment on April 1, 2014. This deferral of fees was memorialized in a note payable to MLG dated effective March 31, 2013.”

Employment Contracts, page 43

64.	We will supplement the disclosure in the Amended 8-K as follows:

 “On August 1, 2011, Saleen Automotive entered into an Employment Agreement with Saleen under which he is currently compensated at the rate of $20,000 per month, which shall not be reduced. The Employment Agreement provides for increased compensation of $27,500 per month, $32,500 per month and $37,500 per month if Saleen Automotive is successful in raising a cumulative gross amount of $5 million, $7.5 million and $10 million in capital, respectively. The Employment Agreement also provides that Saleen Automotive will establish and maintain on or before September 30, 2012, a bonus program for Saleen that will compensate Saleen in amounts up to his annual base salary, based on objective criteria. Saleen Automotive and Saleen are currently determining the parameters of that bonus plan. The Employment Agreement provides for Saleen’s service as Saleen Automotive’s Chief Executive Officer, and provides that Saleen Automotive is disallowed from changing the title of Saleen’s position or from diminishing his responsibilities of overseeing the operations of Saleen Automotive. The Employment Agreement has a term of eight years, and will automatically continue thereafter for successive 12 month periods unless and until either party gives the other party written notice of termination prior to the end of a term. In the event Saleen Automotive terminates the Employment Agreement without cause (as defined in the Employment Agreement), or otherwise materially breaches the Employment Agreement and such material breach remains uncured after 15 days’ written notice, Saleen will be entitled to a severance payment of 1.5 times his then-current annual salary plus $2 million, payable in cash or cash-equivalents within 30 days of the date of termination.”

Director Compensation, page 44

65.	The stock awards awarded to our directors in the current fiscal year were not awarded under any equity compensation plan.

Certain Relationships and Related Party Transactions, page 45

66.	We filed the Assignment and License Agreement as Exhibit 10.1 to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on May 30, 2013. We will include the following additional disclosure in the Amended 8-K:

“On May 23, 2013, we also entered into an Assignment and License Agreement with Saleen pursuant to which Saleen agreed, as of the effective time of the Merger, to contribute certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, license to us the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand, and assign to us all shares of the capital stock of SMS Retail – Corona, a California corporation, and Saleen Automotive Show Cars, Inc., a Michigan corporation. On June 21, 2013, we amended the Assignment and License Agreement to terminate the obligation to assign to us all shares of the capital stock of SMS Retail – Corona and Saleen Automotive Show Cars, Inc., and Saleen agreed to dissolve those entities within 30 days after the Closing. Concurrently with the Closing, pursuant to the Assignment and License Agreement, as amended, Saleen assigned certain intellectual property that relates to the “Saleen” brand name and related rights which are currently owned by him to us, and licensed the right to use his image, signature, full name, voice, biographical materials, likeness, and goodwill associated with the “Saleen” brand to us, and commenced the process of dissolving each of SMS Retail – Corona and Saleen Automotive Show Cars, Inc. The aforementioned license may only be terminated in the event we file a petition for relief under Chapter 7 of the U.S. Bankruptcy Code, or a petition for relief is converted to a Chapter 7 proceeding under the U.S. Bankruptcy Code. In exchange for entering into the Assignment and License Agreement, as amended, we issued to Saleen, as of the effective time of the Merger, 341,943 shares of our Super Voting Preferred Stock.”

67.	We will clarify our disclosure in the Amended 8-K by removing the disclosure regarding the payment of $200,000 to reduce a related party debt. Stephen Pomero, the shareholder to whom we made the payment, is not a related party pursuant to Item 404(a)(1) of Regulation S-K.

68.	We will clarify our disclosure in the Amended 8-K by removing the disclosure regarding the issuance of 942,924 shares to a related party. Total image, inc., the information service provider to whom we issued the shares, is not a related party pursuant to Item 404(a)(1) of Regulation S-K.

We will also revise the section in the Amended 8-K captioned Certain Relationships and Related Party Transactions to remove disclosure for other parties that do not constitute related parties pursuant to Item 404(a)(1) of Regulation S-K.

Market Prices, page 46

69.	We will include the following amended disclosure in the Amended 8-K:

“The shares of our common stock have been listed and principally quoted on the OTCBB under the trading symbol “WSTY.OB.” On July 5, 2013, the trading symbol for the shares of our common stock changed to “SLNN.OB.” Historical closing prices for shares of our common stock on the OTCBB are only available from and after May 6, 2013. The table below is based on data available from and after May 6, 2013 through the fiscal quarter ended June 30, 2013. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

Year Ended March 31, 2014
First Quarter	$1.15	$0.25”

Holders, page 46

70.	We will include in the Amended 8-K a correction to our disclosure under Description of Our Securities on page 46 to state that there were five stockholders of record as of June 26, 2013.

Descriptions of Our Securities, page 46

Preferred Stock, page 47

71.	We will include the following amended disclosure in the Amended 8-K:

“The rights of our Super Voting Preferred Stock are set forth in the Certificate of Designations which became effective on June 17, 2013. On July 18, 2013, we amended the Certificate of Designations to provide that (1) each share of our Super Voting Preferred Stock will immediately and automatically convert into 125 shares of our common stock at such time that we file, at such time as determined by our board of directors, an amendment to our articles of incorporation (a) effecting a reverse stock split of our common stock or (b) effecting an increase in the authorized shares of our common stock, in each case so that we have a sufficient number of authorized and unissued shares of our common stock to permit the conversion of all outstanding shares of our Super Voting Preferred Stock into our common stock, and (2) the holders of a majority of the outstanding shares of our Super Voting Preferred Stock may elect to convert less than all but at least 50% of the outstanding shares of our Super Voting Preferred Stock, with the applicable percentage designated by such holders, subject to the availability of a sufficient number of available shares of our common stock.

Prior to the amendment of the Certificate of Designations, we intended to effectuate a 1-for-2.63870 reverse stock split (the “Reverse Split”) which would have triggered the automatic conversion of our then outstanding shares of Super Voting Preferred Stock into our common stock. As a result of the amendment to the Certificate of Designations and the conversion of approximately 77.68% of the outstanding shares of our Super Voting Preferred Stock on July 9, 2013, we no longer currently intend to effectuate the Reverse Split. We may, in the future and as determined by our board of directors, increase our authorized shares of common stock or effectuate a reverse stock split that would trigger the automatic conversion of the remaining outstanding shares of our Super Voting Preferred Stock. Upon the automatic conversion of our Super Voting Preferred Stock, our Super Voting Preferred Stock will cease to be designated as a separate series of our preferred stock.

The holders of shares of our Super Voting Preferred Stock are entitled to vote together with the holders of our common stock, as a single class, upon all matters submitted to holders of our common stock for a vote. Each share of Super Voting Preferred Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible at the record date. In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Super Voting Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common-stock basis. The holders of our Super Voting Preferred Stock are entitled to dividends in the event that we pay cash or other dividends in property to holders of outstanding shares of our common stock, which dividends would be made pro rata, on an as-converted-to-common-stock basis.”

Exhibit Index

72.	We will re-file Exhibit 99.3 in the Amended 8-K.

 We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the Amended 8-K;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended 8-K; and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Robert J. Miranda, Chief Financial Officer at (714) 515-0064 or Louis Wharton, Legal Counsel, at (818) 444-4509 if you have questions or need additional information.

Sincerely,

Saleen Automotive, Inc.

/s/ Robert Miranda

Robert J. Miranda, CFO